STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.        Tel: +44 207 611 8960
Aldwych House                 Fax: +44 207 611 8965
71-91 Aldwych                 www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

   STOLT-NIELSEN S.A. REPORTS UNAUDITED RESULTS FOR THE FIRST QUARTER OF 2007

London, England - April 26, 2007 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo
Bors: SNI) today reported unaudited results for the first quarter ended February 28, 2007.

HIGHLIGHTS FOR THE FIRST QUARTER OF 2007 INCLUDED:

o Operating revenue of $407.9 million for the quarter, compared with operating revenue of $382.5 million for the first quarter of 2006.
o Net income of $105.5 million (including $44.3 million gain on sale of Southern bluefin tuna business and $21.8 million for the 25% interest in Marine Harvest), compared with net income of $47.9 million for the same quarter last year.
o Stolt-Nielsen Transportation Group (SNTG) operating income was $49.6 million, compared with $50.2 million for the same quarter last year.
o Stolt Tankers Joint Service Sailed-in Time-Charter Index(1) was 1.32, down from 1.34 reported in the fourth quarter of 2006 and slightly improved from
     1.30 reported in the first quarter of 2006.
o SSF's turbot operations continued to benefit from strong market conditions, higher prices and lower costs.

Commenting, Mr. Niels G. Stolt-Nielsen, CEO of SNSA, said:

"The first quarter of 2007 has seen good performances from our tank container and terminal divisions. Results for parcel tankers were impacted by higher costs, primarily due to the effects of operational delays caused by bad weather and port congestion and an increase in ship management costs, as well as weakness in the transatlantic west market. However, parcel tanker overall spot rates were strong and contract renewals were up 5% on average during the quarter. SSF's turbot operations continue to deliver good results.

"As I said in the statement accompanying our fourth quarter 2006 results, we continue to expect some volatility in our parcel tanker operations in the current year, due to shifting trade patterns and new tonnage entering the market, however the trends in recent months for most trade routes in the parcel tanker spot market have been positive, as a result of strong demand for chemicals and the impact of the new IMO regulations. Our tank container division is expected to maintain its good performance this year and we believe that our terminal operations will benefit from our ongoing expansion programs. All three SNTG divisions are being positioned via substantial investments to participate in what we perceive to be significant growth opportunities in the Middle East Gulf and Asian markets. We expect SSF's turbot operations to continue to post strong results. A continuance of the high level of legal advisor costs experienced last year is likely until the antitrust-related issues are resolved."

----------
(1) The Stolt Tankers Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies, which subtracts from the ships' operating revenue the variable costs associated with a voyage, primarily commissions, sublets, transshipments, port costs, and bunker fuel.

                                                               [GRAPHIC OMITTED]

SNSA PERFORMANCE SUMMARY AND RESULTS

                                                             QUARTER
REPORTING ITEM (in USD millions,                  ------------------------------
except per share data and number of shares)         1Q07       4Q06       1Q06
-----------------------------------------------   --------   --------   --------
Operating revenue                                    407.9      404.4      382.5
Operating income (2)                                  97.2       44.1       52.0
Net income (3)                                       105.5       57.8       47.9
EPS - Diluted                                         1.76       0.94       0.74
Weighted average number of
 shares - Diluted (in millions)                       59.9       61.3       65.1

Net income for the first quarter ended February 28, 2007 was $105.5 million, or $1.76 per share, on operating revenue of $407.9 million, compared with net income of $47.9 million, or $0.74 per share, on operating revenue of $382.5 million for the first quarter of 2006. Net income for the first quarter of 2007 included gains on disposal of the 25% share in Marine Harvest of $21.8 million and $44.3 million on the disposal of SSF's Southern bluefin tuna business. Net income for the first quarter of 2006 included a contribution of $7.4 million ($19.4 million in the fourth quarter of 2006) from Marine Harvest.

The $44.3 million gain on the disposal of the Southern bluefin tuna business was included in operating income. Excluding this gain, operating income was similar in the first quarter of 2007 to the same quarter of 2006 and up from the fourth quarter of 2006

The first quarter of 2007 included foreign currency losses of $2.7 million, primarily related to SSF intercompany loans, compared with losses of $0.4 million in the first quarter of 2006.

SNSA's income tax provision in the first quarter of 2007 of $4.1 million was $2.2 million higher than the first quarter of 2006 income tax provisions of $1.9 million, primarily due to the effect of higher profits arising in SSF.

SHARES OUTSTANDING, SHARE BUYBACK PROGRAM, SHARE OPTION COSTS AND FINANCING

The diluted weighted average number of shares outstanding for the quarter ended February 28, 2006 was 59.9 million, compared with 65.1 million for the same period in 2006. The $200 million share buyback program was completed on December 1, 2006 with the purchase of 67,000 shares. These are classified as non-voting shares held in Treasury and issued but not outstanding.

Debt as of February 28, 2007 was $659.9 million compared with $630.8 million as of November 30, 2006, and $619.8 million as of February 28, 2006. Capital expenditure in the quarter of $80 million included $21 million of investment in the Antwerp terminal joint venture and $32 million for the parcel tanker newbuilding program.

----------
(2) Includes gain of $44.3 million on disposal of Southern bluefin tuna business in the first quarter of 2007.

(3) Includes gain of $44.3 million on disposal of Southern bluefin tuna business and $21.8 million on disposal of Marine Harvest in the first quarter of 2007. Includes net income in Marine Harvest of $19.4 million and $7.4 million in fourth and first quarters of 2006, respectively.

                                                               [GRAPHIC OMITTED]

Net interest expense in the first quarter of 2007 was $6.6 million, a $1.1 million increase from $5.5 million in the fourth quarter of 2006 but a significant decrease from $9.2 million in the first quarter of 2006, following the receipt of the proceeds from Marine Harvest.

STOLT-NIELSEN TRANSPORTATION GROUP (SNTG)

                                                         QUARTER
OPERATING INCOME BY DIVISION                 ------------------------------
(in USD millions)                              1Q07       4Q06       1Q06
------------------------------------------   --------   --------   --------
Stolt Parcel Tankers                             35.3       36.7       41.5
Stolt Tank Containers                            12.2       12.8        8.3
Stolthaven Terminals                              8.7        8.9        6.7
SNTG Corp & Restructuring Charges                (6.6)      (9.7)      (6.3)
SNTG Total                                       49.6       48.7       50.2

o The Stolt Tankers Joint Service Sailed-in Time-Charter Index was 1.32 in the first quarter of 2007 compared with 1.34 reported in the fourth quarter of 2006 and 1.30 in the first quarter of 2006.
o Parcel tanker division's operating results for the first quarter were negatively impacted by weather and port congestion operational delays and higher ship management costs.
o    Contract renewals averaged 5% increases.
o    Solid performance from tank containers.
o    Terminal division again reported good operational results.
o    Lower antitrust-related legal fees and provisions.
o    Lower corporate costs and restructuring charges.

PARCEL TANKER DIVISION

SNTG's parcel tanker division reported operating income of $35.3 million in the first quarter of 2007, compared with operating income of $36.7 million in the fourth quarter of 2006 and $41.5 million in the first quarter of 2006.

During the quarter, spot rates in most major markets strengthened again with the exception of the transatlantic west market, which continued to be weak. The demand for chemical exports from the U.S., driven by a weak U.S. dollar and lower natural gas prices, combined with the new IMO regulations that became effective during the quarter, supported increases in freight rates. Contracts during the first quarter were renewed on average at rates 5% higher.

Operating income in the first quarter of 2007 was negatively impacted by delays from unusually adverse weather conditions and congestion at U.S. Gulf ports and higher ship management costs, primarily due to manning and maintenance and repair cost increases.

The Stolt Tankers Joint Service Sailed-in Time Charter Index was 1.32 for the first quarter of 2007, slightly down from 1.34 in the fourth quarter of 2006 but up from 1.30 in the first quarter of 2006.

Customer-related antitrust provisions were lower at $0.1 million compared with $1.5 million in the fourth quarter of 2006 and $(1.0) million in the first quarter of 2006 and antitrust-related legal advisor costs were $8.5 million, $12.9 million and $6.6 million, respectively. Net gains on the sale of assets were $0.6 million - the same as the fourth quarter 2006 and compared with a loss of $0.4 million in the first quarter of 2006.

                                                               [GRAPHIC OMITTED]

TANK CONTAINER DIVISION

SNTG's tank container division reported operating income of $12.2 million in the first quarter of 2007, down from $12.8 million in the fourth quarter of 2006 but up from $8.3 million in the first quarter of 2006. Antitrust-related legal advisor expenses of $2.4 million in the first quarter of 2006 compared with nil in both the fourth quarter of 2006 and first quarter of 2007. Continued good market conditions in the first quarter of 2007 were offset by increased costs primarily due to the weakening of the U.S. dollar.

In the first quarter of 2007, increased shipments from Europe and China and improvements in the U.S. market were offset by a reduction in shipments on the routes out of South America, Japan and the Middle East. Overall, utilization for the first quarter of 2007 was 75.5%, down from 77.4% in the fourth quarter of 2006 but improved from 74.7% in the first quarter of 2006.

TERMINAL DIVISION

SNTG's terminal division reported operating income of $8.7 million in the first quarter of 2007, compared with $8.9 million in the fourth quarter and $6.7 million in the first quarter of 2006.

Continued high utilization and activity levels at the Houston and New Orleans facilities were offset by lower activity levels and utilization at the Santos facility, primarily resulting from a seasonal reduction in Brazilian ethanol exports. Overall utilization in the first quarter of 2007 decreased slightly to 98.0% from 98.6% in the fourth quarter of 2006 and 98.8% in the first quarter of 2006. The first quarter of 2007 benefited from an increased contribution from the non-consolidated joint ventures, particularly Antwerp, Belgium and also Ulsan, South Korea which is running at full capacity. Minor start-up costs were incurred on the terminal joint ventures at Tianjin, China and Daxie Island, China prior to the commencement of construction.

LEGAL

SNSA has previously disclosed that the U.S. Department of Justice's Antitrust Division (DOJ) announced on September 6, 2006 the indictment of SNSA, its subsidiaries Stolt-Nielsen Transportation Group Ltd. (Liberia) and Stolt-Nielsen Transportation Group Ltd. (Bermuda), and two executives, alleging a violation of
Section 1 of the Sherman Antitrust Act. SNSA has moved to have the indictment dismissed. SNSA's motion is based on the same legal grounds that formed the basis of the January 2005 ruling by the U.S. District Court for the Eastern District of Pennsylvania enforcing the Amnesty Agreement the DOJ entered into with SNSA as part of the DOJ's Corporate Leniency Program. A hearing on the matter is currently scheduled for May 30, 2007. At this stage, it is difficult to give an indication of timing of the legal process thereafter.

The European Commission's (EC) investigation into the parcel tanker industry continues. On April 11, 2007, SNSA confirmed that it has received a Statement of Objections from the EC concerning alleged infringements of the EU and EEA competition rules regarding the maritime transport of bulk liquids on deep sea routes in the period August 24, 1998 to April 8, 2002. SNSA, which was granted provisional immunity by the EC on February 12, 2003, will continue to cooperate with the EC during these proceedings. It is SNSA's understanding that its status as a leniency applicant remains unchanged. SNSA has previously disclosed that the EC leniency program affords immunity from EC fines with respect to anti-competitive behavior, subject to fulfilling the conditions of the program, including continued cooperation. The issuance of the Statement of Objections does not constitute a final decision on the merits.

SNTG has actively engaged in discussions with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. To date, SNTG has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations.

                                                               [GRAPHIC OMITTED]

These agreements typically affect the commercial terms of SNTG's contracts with the relevant customers. In some cases, SNTG has agreed to make up-front cash payments or guaranteed payments to customers. SNTG has made a provision of $0.1 million against operating revenue in the first quarter of 2007 (as compared with $1.5 million of provisions in the fourth quarter of 2006 and $(1.0) million in the first quarter of 2006) reflecting such payment terms of existing settlement agreements, agreements in principle or offers made to customers. In certain cases, SNTG has agreed to future discounts, referred to as rebates, sometimes in conjunction with up front cash payments or guaranteed payments that are subject to a maximum cap and are tied to continuing or additional business with the customer. The potential future rebates are not charged against operating revenue unless the rebate is earned. The aggregate amount of such future rebates for which SNTG could be responsible under existing settlement agreements, agreements in principle and offers made is approximately $6 million as of February 28, 2007. SNTG expects most of the revenue that would be subject to these rebates would occur by November 30, 2007.

STOLT SEA FARM  (SSF)

                                              QUARTER
OPERATING INCOME                  ------------------------------
(in USD millions)                  1Q07(4)     4Q06       1Q06
-------------------------------   --------   --------   --------
SSF                                   50.9        4.6        2.6

o SSF's turbot operations continued to post solid results benefiting from higher prices and strong market conditions.
o    Gain of $44.3 million from disposal of Southern bluefin tuna business.
o Small positive contribution from the sturgeon and caviar business reacquired during the quarter.

SSF reported operating income of $50.9 million in the first quarter of 2007, compared with operating income of $4.6 million in the fourth quarter and $2.6 million in the first quarter of 2006.

Continued strong demand for turbot supported high prices and volumes.

SSF completed three transactions in December 2006, in line with its strategy of focusing on species where biological know-how and technology expertise create a fundamental competitive advantage. These transactions resulted in the recognition of gains during the first quarter of 2007 of $44.3 million on the sale of the Southern bluefin tuna business and $21.8 million from the disposal of the 25% interest in Marine Harvest. SSF also completed the reacquisition from Marine Harvest of 75% of the sturgeon and caviar business, Sterling Caviar LLC, for a purchase price of $3.8 million and the assumption of loans of $1.2 million, which represented the book value of the operations. Sterling Caviar has been consolidated in SNSA's financial statements in the first quarter of 2007.

----------
(4) Includes gain of $44.3 million on disposal of Southern bluefin tuna business.

                                                               [GRAPHIC OMITTED]

PRESENTATION AND CONFERENCE CALL

Stolt-Nielsen S.A. will hold a live presentation and conference call to discuss the fourth quarter 2006, full year 2006, and first quarter 2007 results on Thursday, April 26, 2007 at 4:00pm CEST (10:00am EDT, 3:00pm BST) at Shippingklubben, Haakon VII's gt 1, in Oslo, Norway.

Participating in the presentation and the call will be:
-Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A. -Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A. -Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation
     Group

From UK                 08 000289792
From U.S.               1 800-500-6404
From Norway             800 19057
From other countries    +1 719 457 2735

Phone lines will open 10 minutes before the call and a copy of the presentation will be posted to www.stolt-nielsen.com beforehand.

A postview facility (a taped recording of the conference call) will be available following the conference call on Thursday, April 26, 2007 until Friday April 27, 2007 at 11:59pm CEST (5:59pm EDT, 10:59pm BST). For access dial +1 888 203-1112
(in U.S.), 0800-0288204 (in UK), 800-15503 (in Norway) or + 1 719 457-0820
(outside U.S.) and quote the call reservation number: 4663189.

A live audio webcast of the conference call will be available via SNSA's Internet site www.stolt-nielsen.com commencing on Thursday, April 26, 2007at 4:00pm CEST (10:00am EDT, 3:00pm BST). A playback of the conference call commences on Thursday, April 26, 2007 after 7:00pm CEST (1:00 pm EDT, 6:00pm
BST).

CONTACTS:

     Nicola Savage
     Hudson Sandler
     U.K. +44 (0) 20 7796 4133
     Stolt-Nielsen@hspr.com

     Jan Chr. Engelhardtsen
     U.K. +44 (0) 20 7611 8972
     jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains  "forward-looking  statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions

                                                               [GRAPHIC OMITTED]

with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (in U.S. dollar thousands, except per share data)
                                   (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                           --------------------------------------------
                                                              FEB 28,         NOV 30,         FEB 28,
                                                               2007            2006            2006
                                                           ------------    ------------    ------------
Operating revenue (a)                                      $    407,864    $    404,403    $    382,450
Operating expenses                                              310,927         306,628         290,329
                                                           ------------    ------------    ------------
Gross profit                                                     96,937          97,775          92,121

Equity in net income of non-consolidated joint ventures           5,207           4,414           4,837
Administrative and general expenses                             (49,321)        (58,101)        (43,868)
Restructuring charges                                               (37)           (639)           (551)
Gain on Disposal of Tuna Business (b)                            44,263               -               -
Gain on disposal of assets, net                                     569             490            (383)
Other operating Income (expense), net                              (431)            177            (165)
                                                           ------------    ------------    ------------
  Operating income                                               97,187          44,116          51,991

Non-operating income (expense):
  Interest expense, net                                          (6,628)         (5,517)         (9,173)
  Foreign currency exchange gain (loss), net                     (2,669)         (1,057)           (428)
                                                           ------------    ------------    ------------
  Income from continuing operations before income tax
   provision, minority interest and equity in net income
   of Marine Harvest                                             87,890          37,542          42,390
Income tax provision                                             (4,114)            896          (1,851)
                                                           ------------    ------------    ------------
  Income from continuing operations before minority
   interest and equity in net income of Marine Harvest           83,776          38,438          40,539

Minority interest                                                   (66)            (22)            (24)
Equity in net income of Marine Harvest                                -          19,400           7,400
Gain on Disposal of Marine Harvest (c)                           21,792               -               -
                                                           ------------    ------------    ------------
  Net income                                               $    105,502    $     57,816    $     47,915
                                                           ============    ============    ============

Note - Results for 2006 are unaudited and subject to change pending final completion of the audit

PER SHARE DATA
Income per common share:
  Basic                                                    $       1.78    $       0.95    $       0.75
  Diluted                                                  $       1.76    $       0.94    $       0.74

Weighted average number of common shares and common
 share equivalents outstanding:
  Basic                                                          59,322          60,730          64,174
  Diluted                                                        59,897          61,305          65,070

SELECTED CASH FLOW DATA
Capital expenditures                                       $     47,615    $    129,286    $      9,403
Equity Contribution to non-consolidated Subsidiaries             32,040           6,893           5,481
                                                           ------------    ------------    ------------
Total Capital Expenditure                                  $     79,655    $    136,179    $     14,884
                                                           ============    ============    ============
Depreciation and amortization (excluding drydocking)       $     24,304    $     24,806    $     22,825

(a) Net of $0.1 million, $1.5 million and $(1.0) million in the first quarter of 2007 and fourth quarter and first quarter of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Represents the gain on sale of the Tuna Business in the first quarter of 2007.

(c) Represents the gain on sale of Stolt Sea Farm Investments BV Investment in Marine Harvest in the first quarter of 2007.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                   AS OF           AS OF
                                                                ----------------------------
                                                                FEBRUARY 28,    NOVEMBER 30,
                                                                    2007            2006
                                                                ------------    ------------
ASSETS
Cash and cash equivalents                                       $     64,640    $     44,502
Trade receivables, net                                               156,426         131,870
Inventories                                                           21,865          17,492
Prepaid expenses                                                      53,218          56,805
Other current assets                                                   8,720          10,609
                                                                ------------    ------------
  Total current assets                                               304,869         261,278

Fixed assets, net of accumulated depreciation                      1,687,949       1,672,259
Investment in and advances to non-consolidated joint ventures        184,299         147,564
Investment in and loan to Marine Harvest                                   -         322,823
Goodwill and other intangible assets, net (a)                            813          24,101
Other assets                                                          80,757          81,123
                                                                ------------    ------------
  Total assets                                                  $  2,258,687    $  2,509,148
                                                                ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term bank loans                                           $    194,997    $    144,600
Current maturities of long-term debt                                  66,854          67,301
Accounts payable                                                      81,764          50,638
Accrued liabilities                                                  207,306         243,195
Dividends Payable                                                          -          30,331
Prepayment proceeds on sale of Marine Harvest                              -         353,450
                                                                ------------    ------------
  Total current liabilities                                          550,921         889,515

Long-term debt                                                       398,045         418,875
Other non-current liabilities                                         59,654          57,940
Minority interest                                                      2,215             292
Common stock and Founder's shares                                     66,134          66,081
Paid-in surplus                                                      357,124         356,906
Retained earnings (b)                                              1,010,755         906,525
Accumulated other comprehensive income (loss), net                    10,495          10,923
Treasury stock                                                      (196,656)       (197,909)
                                                                ------------    ------------
  Total shareholders' equity                                       1,247,852       1,142,526
                                                                ------------    ------------
  Total liabilities and shareholders' equity                    $  2,258,687    $  2,509,148
                                                                ============    ============
  Debt, net of cash and cash equivalents:                       $    595,256    $    586,274
                                                                ============    ============

(a) Goodwill and Other Intangible Assets have reduced by $23.3 million due to the disposal of Southern bluefin tuna quota rights re: the disposal of the Tuna Business.

(b) In the fourth quarter of 2006, SNSA adopted Staff Accounting Bulletin Topic 108, "Financial Statements - Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), recognizing a transition adjustment that reduces opening retained earnings as of December 1, '2005 by $12.9 million.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
                              SELECTED SEGMENT DATA
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, operating income, net income and total assets for each of SNSA's reportable segments and other corporate items:

                                                       THREE MONTHS ENDED
                                           ------------------------------------------
                                              FEB 28,        NOV 30,        FEB 28,
                                               2007           2006           2006
                                           ------------   ------------   ------------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group (a)     $    390,437   $    390,236   $    370,458
Stolt Sea Farm                                   17,033         13,556         11,224
Corporate and Other                                 394            611            768
                                           ------------   ------------   ------------
  Total                                    $    407,864   $    404,403   $    382,450
                                           ============   ============   ============

GROSS PROFIT:
Stolt-Nielsen Transportation Group         $     88,922   $     91,511   $     87,242
Stolt Sea Farm                                    8,126          6,262          4,111
Corporate and Other                                (111)             2            768
                                           ------------   ------------   ------------
  Total                                    $     96,937   $     97,775   $     92,121
                                           ============   ============   ============

OPERATING INCOME (EXPENSE):
Stolt-Nielsen Transportation Group (b)     $     49,622   $     48,650         50,161
Stolt Sea Farm (c)                               50,944          4,575          2,623
Corporate and Other                              (3,379)        (9,109)          (793)
                                           ------------   ------------   ------------
  Total                                    $     97,187   $     44,116         51,991
                                           ============   ============   ============

NET INCOME (EXPENSE):
Stolt-Nielsen Transportation Group         $     34,837   $     33,659   $     39,614
Stolt Sea Farm (d)                               68,643         22,562          8,794
Corporate and Other                               2,022          1,595           (493)
                                           ------------   ------------   ------------
  Total                                    $    105,502   $     57,816   $     47,915
                                           ============   ============   ============

                                                             AS OF
                                           ------------------------------------------
                                           FEBRUARY 28,   NOVEMBER 30,   FEBRUARY 28,
                                               2007           2006          2006
                                           ------------   ------------   ------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group         $  2,187,239   $  2,130,490   $  1,821,601
Stolt Sea Farm                                  299,267        419,345        348,457
Corporate and Other                            (227,819)       (40,687)        21,562
                                           ------------   ------------   ------------
  Total                                    $  2,258,687   $  2,509,148   $  2,191,620
                                           ============   ============   ============

(a) Net of $0.1 million, $1.5 million and $(1.0) million in the first quarter of 2007 and fourth quarter and first quarter of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $8.5 million, $12.9 million and $6.6 million in the first quarter of 2007, and the fourth quarter and first quarter of 2006, respectively, and at Stolt Tank Containers of $Nil, $Nil and $2.4 million in the first quarter of 2007, and the fourth quarter and the first quarter of 2006, respectively.

(c)  Includes the gain on sale of the Tuna Business $44.3 million.

(d) Includes the gain on sale of the Tuna Business $44.3 million and the gain on sale of Marine Harvest $21.8 million.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
          SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

The following tables present the contribution to operating revenue, gross profit, equity in net income of non-consolidated joint ventures, administrative and general expenses, gain (loss) on disposal of assets, net, other operating income (expense), net, operating income, total assets, capital expenditures and depreciation and amortization expense for each of the operating divisions of
SNTG:

                                                             THREE MONTHS ENDED
                                                   --------------------------------------
                                                     FEB 28,       NOV 30,       FEB 28,
                                                      2007          2006          2006
                                                   ----------    ----------    ----------
OPERATING REVENUE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea (a)                                    $  229,037    $  229,321    $  224,968
    Regional Fleet                                     45,072        45,004        37,490
                                                   ----------    ----------    ----------
  Stolt Parcel Tankers - Total                        274,109       274,325       262,458
  Stolt Tank Containers                                90,265        89,914        84,381
  Stolthaven Terminals                                 24,929        24,604        22,201
  SNTG Corporate                                        1,134         1,393         1,418
                                                   ----------    ----------    ----------
  Total                                            $  390,437    $  390,236    $  370,458
                                                   ==========    ==========    ==========
GROSS PROFIT:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers
    Deepsea                                        $   47,673    $   49,683    $   53,443
    Regional Fleet                                      9,682         9,827         6,867
                                                   ----------    ----------    ----------
  Stolt Parcel Tankers - Total                         57,355        59,510        60,310
  Stolt Tank Containers                                20,979        21,380        18,481
  Stolthaven Terminals                                  9,995        10,225         8,324
  SNTG Corporate                                          593           396           127
                                                   ----------    ----------    ----------
  Total                                            $   88,922    $   91,511    $   87,242
                                                   ==========    ==========    ==========
EQUITY IN NET INCOME (LOSS) OF NON-CONSOLIDATED
 JOINT VENTURES:
  Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                             $    3,538    $    3,384    $    3,737
  Stolt Tank Containers                                     3            24            (2)
  Stolthaven Terminals                                  1,666         1,006         1,102
  SNTG Corporate                                            -             -             -
                                                   ----------    ----------    ----------
  Total                                            $    5,207    $    4,414    $    4,837
                                                   ==========    ==========    ==========
ADMINISTRATIVE AND GENERAL EXPENSES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers (b)                         $  (25,639)   $  (27,072)   $  (22,054)
  Stolt Tank Containers (c)                            (8,829)       (8,634)      (10,231)
  Stolthaven Terminals                                 (2,915)       (2,367)       (2,682)
  SNTG Corporate                                       (7,339)       (9,460)       (6,072)
                                                   ----------    ----------    ----------
  Total                                               (44,722)   $  (47,533)   $  (41,039)
                                                   ==========    ==========    ==========
GAIN (LOSS) ON DISPOSAL OF ASSETS, NET:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                             $      561    $      583    $     (435)
  Stolt Tank Containers                                    15             8            53
  Stolthaven Terminals                                      -             -             -
  SNTG Corporate                                            1            (2)            -
                                                   ----------    ----------    ----------
  Total                                            $      577    $      589    $     (382)
                                                   ==========    ==========    ==========
OTHER OPERATING INCOME (EXPENSE), NET:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                             $     (480)   $      285    $     (105)
  Stolt Tank Containers                                     -            20             -
  Stolthaven Terminals                                      0             0             0
  SNTG Corporate                                          155             3           159
                                                   ----------    ----------    ----------
  Total                                            $     (325)   $      308    $       54
                                                   ==========    ==========    ==========
OPERATING INCOME:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                             $   35,335    $   36,690    $   41,453
  Stolt Tank Containers                                12,168        12,798         8,301
  Stolthaven Terminals                                  8,746         8,864         6,744
  SNTG Corporate                                       (6,590)       (9,063)       (5,786)
                                                   ----------    ----------    ----------
    SNTG before Restructuring Charges                  49,659        49,289        50,712
  SNTG Restructuring Charges                              (37)         (639)         (551)
                                                   ----------    ----------    ----------
  Total                                            $   49,622    $   48,650    $   50,161
                                                   ==========    ==========    ==========

(a) Net of $0.1 million, $1.5 million and $(1.0) million in the first quarter of 2007 and fourth quarter and first quarter of 2006, respectively, for provisions for settlement agreements reached with customers, settlement agreements reached in principle with customers, or offers made to customers.

(b) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $8.5 million, $12.9 million and $6.6 million in the first quarter of 2007, and the fourth quarter and first quarter of 2006, respectively.

(c) Includes antitrust and other investigation related legal expenses at Stolt Parcel Tankers of $Nil, $Nil and $2.4 million in the first quarter of 2007, and the fourth quarter and first quarter of 2006, respectively.

                       STOLT-NIELSEN S.A. AND SUBSIDIARIES
    SELECTED FINANCIAL DATA - STOLT-NIELSEN TRANSPORTATION GROUP - CONTINUED
                           (in U.S. dollar thousands)
                                   (UNAUDITED)

                                                        AS OF
                                           -------------------------------
                                            FEBRUARY 28,     NOVEMBER 30,
                                                2007             2006
                                           --------------   --------------
TOTAL ASSETS:
Stolt-Nielsen Transportation Group
  Stolt Parcel Tankers                     $    1,561,207   $    1,535,672
  Stolt Tank Containers                           158,376          146,758
  Stolthaven Terminals                            397,291          372,246
  SNTG Corporate                                   70,365           75,814
                                           --------------   --------------
  Total                                    $    2,187,239   $    2,130,490
                                           ==============   ==============

                                                          THREE MONTHS ENDED
                                           ------------------------------------------------
                                            FEBRUARY 28,     NOVEMBER 30,     FEBRUARY 28,
                                                2007             2006             2006
                                           --------------   --------------   --------------
CAPITAL EXPENDITURES:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $       33,325   $      119,354   $        5,078
  Stolt Tank Containers                            12,585            6,220            1,078
  Stolthaven Terminals                              1,129            1,494            2,652
  SNTG Corporate                                      442              271              205
                                           --------------   --------------   --------------
  Total                                    $       47,481   $      127,339   $        9,013
                                           ==============   ==============   ==============

DEPRECIATION AND AMORTIZATION
 EXPENSE:
Stolt-Nielsen Transportation Group:
  Stolt Parcel Tankers                     $       17,624   $       17,441   $       16,534
  Stolt Tank Containers                             2,197            2,112            1,998
  Stolthaven Terminals                              3,088            3,453            2,889
  SNTG Corporate                                      541              997              597
                                           --------------   --------------   --------------
  Total                                    $       23,450   $       24,003   $       22,018
                                           ==============   ==============   ==============

                      STOLT-NIELSEN S. A. AND SUBSIDIARIES
            OPERATING YARDSTICKS - STOLT-NIELSEN TRANSPORTATION GROUP
                                   (UNAUDITED)

STOLT PARCEL TANKERS DIVISION:                   1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
----------------------------------------------   -----------   -----------   -----------   -----------
JOINT SERVICE SAILED-IN TIME-CHARTER INDEX
  2005                                                  1.29          1.31          1.36          1.34
  2006                                                  1.30          1.30          1.28          1.34
  2007                                                  1.32           N/A           N/A           N/A

VOLUME OF CARGO CARRIED - MILLIONS OF TONS
  Deepsea fleet:
  2005                                                   3.7           3.7           3.8           3.8
  2006                                                   3.8           3.7           3.7           3.4
  2007                                                   3.5           N/A           N/A           N/A

  Regional fleets - Wholly Owned:
  2005                                                   2.2           2.3           2.4           2.3
  2006                                                   2.3           2.7           2.6           2.5
  2007                                                   2.5           N/A           N/A           N/A

OPERATING DAYS
  Deepsea fleet:
  2005                                                 6,147         6,201         6,158         6,123
  2006                                                 6,182         6,296         6,276         6,208
  2007                                                 6,308           N/A           N/A           N/A

  Regional fleets - Wholly Owned:
  2005                                                 4,922         5,165         5,177         5,189
  2006                                                 5,278         5,611         5,617         5,568
  2007                                                 5,464           N/A           N/A           N/A

AVERAGE NUMBER OF SHIPS OPERATED IN THE PERIOD
  Deepsea fleet:
  2005                                                    68            67            67            67
  2006                                                    69            68            68            68
  2007                                                    70           N/A           N/A           N/A

  Regional fleets - Wholly Owned:
  2005                                                    55            56            56            57
  2006                                                    59            61            61            61
  2007                                                    61           N/A           N/A           N/A

Notes:
(a) Deepsea fleet statistics include those for time-chartered ships and STJS pool partner ships
(b) Regional fleet statistics include only wholly-owned ships and cargo carried by the Regional fleet on behalf of the deepsea fleet
(c) Regional fleet statistics include the results of both the Northern Europe and US barging activities

STOLT TANK CONTAINERS DIVISION:
----------------------------------------------
NUMBER OF SHIPMENTS
  2005                                                21,483        21,417        18,978        18,996
  2006                                                19,312        20,384        20,927        20,636
  2007                                                20,635           N/A           N/A           N/A

TANK CONTAINERS OPERATED AND LEASED AT
 END OF PERIOD
  2005                                                17,281        17,690        17,959        17,979
  2006                                                18,006        18,238        18,346        18,944
  2007                                                19,496           N/A           N/A           N/A

TANK CONTAINER UTILIZATION - %
  2005                                                  79.7%         79.4%         72.9%         73.5%
  2006                                                  74.7%         76.1%         76.9%         77.4%
  2007                                                  75.5%          N/A           N/A           N/A

STOLTHAVEN TERMINALS DIVISION:
----------------------------------------------
AVERAGE MARKETABLE SHELL BARREL CAPACITY
 (millions of barrels)
  2005                                                  4.13          4.22          4.36          4.33
  2006                                                  4.33          4.39          4.61          4.61
  2007                                                  4.62           N/A           N/A           N/A

TANK CAPACITY UTILIZATION - %
  2005                                                  96.7%         97.6%         95.1%         95.6%
  2006                                                  98.8%         98.1%         98.3%         98.6%
  2007                                                  98.0%          N/A           N/A           N/A